SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

	By:	/s/ Shaolan WANG
	Name:	Shaolan WANG
	Title:	Chief Financial Officer

Date: March 10, 2008

Exhibit 99.1

Tongjitang Receives Proposal to Acquire All Outstanding Shares of the Company

10 Mar 08 08:00

SHENZHEN, China — (BUSINESS WIRE) — March 10, 2008 –

Tongjitang Chinese Medicines Company (“Tongjitang” or “the Company”; NYSE: TCM), a specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine, announced today that it had received a letter dated March 9, 2008, proposing to acquire all of the outstanding ordinary shares of the Company (including ordinary shares outstanding in the form of American Depositary Shares, or ADSs) in a scheme of arrangement transaction under Cayman Islands law that would result in the Company becoming a privately-held company. The proposal is from Mr. Xiaochun Wang, chairman of the board of directors and chief executive officer of the Company, and Mr. Yongcun Chen, a director of the Company. Mr. Wang and Mr. Chen propose to pay US$2.55 in cash for each outstanding share of the Company (or US$10.20 per ADS). The proposal is expressed to be subject to obtaining committed financing and the execution of satisfactory definitive agreements.

The Board of Directors of the Company (other than Messrs. Wang and Chen) is considering the proposal. The Company plans to form a special committee of the Board of Directors, composed of the Company’s two independent directors, in connection with this process. In addition, the Company is considering appointing an independent financial advisor to advise it and the special committee.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. In addition to Xianling Gubao, the company manufactures and markets 10 other modernized traditional Chinese medicine products and 37 western medicines. Visit www.tongjitang.com for more information.

Safe Harbor Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1 and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT:	Integrated Corporate Relations, Inc.

In the U.S.
Ashley Ammon MacFarlane and Christine Duan
203-682-8200

or

In Asia Xuyang Zhang 86 10 8523 3087

SOURCE: Tongjitang Chinese Medicines Company

Copyright Business Wire 2008

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